Exhibit 99.1

PRESS RELEASE

FlatWorld Acquisition Corp.

Palm Grove House

Road Town

Tortola VG1110

British Virgin Islands

Company Contact:

Jeffrey A. Valenty, President

(212) 796-4012

FLATWORLD ACQUISITION CORP. ANNOUNCES APPROVAL OF AMENDMENT PROPOSAL TO ELIMINATE BLANK CHECK COMPANY RESTRICTIONS FROM THE COMPANY’S CHARTER

New York, NY and Tortola, British Virgin Islands—December 21, 2012—FlatWorld Acquisition Corp. (the “Company”) (OTCQB:FWLAF) announced today that at the Special Meeting held on December 21, 2012, its shareholders overwhelmingly approved, with 2,262,672 votes cast “For”, representing 78.9% of the Company’s aggregate ordinary shares outstanding, and 0 votes cast “Against”, a proposal to remove the blank check company restrictions from the Company’s Memorandum and Articles of Association (the “Charter”).  In accordance with shareholder approval of the Company’s proposal, the Company has filed its Ninth Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) to become effective as of December 21, 2012.